Exhibit 99.1

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – YEARS ENDED FEBRUARY 28, 2014 AND 2013

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (“Acasti” or the “Corporation”) as at February 28, 2014 and for the year then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the years ended February 28, 2014 and 2013. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. (“Neptune”), in August 2008. The Corporation was inactive prior to that date.

This MD&A, completed on May 21, 2014, must be read in conjunction with the Corporation’s financial statements for the years ended February 28, 2014 and 2013. The Corporation’s financial statements were prepared in accordance with International Financing Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

On March 31, 2011, following the submission of an initial listing application, the Class A shares of the Corporation were listed for trading on the TSX Venture Exchange under the ticker symbol “APO”. In January 2013, the Corporation had its Class A shares listed on the NASDAQ Capital Market exchange, under the symbol “ACST”.

management analysis of the financial situation and operating results

Forward-Looking Statements

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to in this MD&A as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information or statements about:

•	Acasti’s ability to conduct current and new clinical trials for its product candidate, CaPre® including the timing and results of clinical trials;
•	Acasti’s ability to commercialize its products and product candidate;
•
Acasti’s ability to secure third-party manufacturer arrangements to provide Acasti with sufficient raw materials for its operations, including, but not limited to, Acasti’s ability to retain a third-party to manufacture CaPre® under good manufacturing practice (“GMP”) standards;

•	Acasti’s ability to obtain and maintain regulatory approval of CaPre®; and
•	Acasti’s expectations regarding its financial performance, including its revenues, research and development, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risk Factors”, many of which are beyond the Corporation’s control, that could cause the Corporation’s actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:

•	whether current and future clinical trials by the Corporation will be successful;
•	whether CaPre® and Onemia® can be successfully commercialized;
•	the Corporation’s history of net losses and inability to achieve profitability;
•
the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials, including the ability to retain third parties to produce CaPre® under GMP standards;

•	the Corporation’s reliance on a limited number of distributors for Onemia® and its ability to secure distribution arrangements for CaPre® if it reaches commercialization;
•	the Corporation’s ability to manage future growth effectively;
•	the Corporation’s ability to further achieve profitability;
•	the Corporation’s ability to secure future financing from Neptune or other third party sources on favorable terms or at all and, accordingly, continue as a going concern;
•	the Corporation’s ability to gain acceptance of its products in its markets;
•	the Corporation’s ability to attract, hire and retain key management and scientific personnel;
•	the Corporation’s ability to achieve its publicly announced milestones on time;
•	the Corporation’s ability to successfully defend any product liability lawsuits that may be brought against it;
•	intense competition from other companies in the pharmaceutical and medical food industries; and
•	the Corporation’s ability to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. All forward-looking information is made as of the date of this MD&A.

management analysis of the financial situation and operating results

Business Overview

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids, mainly eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA), which are two types of omega-3 fatty acids well known to be beneficial for human health.

CaPre®, Acasti’s prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, a condition characterized by abnormally high levels of triglycerides in the bloodstream. In 2011, two Phase II clinical trials were initiated in Canada (the TRIFECTA trial and the COLT trial) to evaluate the safety and efficacy of CaPre® for the management of mild to severe hypertriglyceridemia (high triglycerides with levels ranging from 200 to 877 mg/dL).  Both trials also include the secondary objective of evaluating the effect of CaPre® in patients with mild to moderate hypertriglyceridemia (high triglycerides levels ranging from 200 to 499 mg/dL) as well as in patients with moderate to severe hypertriglyceridemia (very high triglycerides levels ranging from 500 to 877 mg/dL). The COLT trial was completed during the second quarter of the current fiscal year and the TRIFECTA trial is ongoing. Based on the positive results of the COLT trial, Acasti has filed an investigational new drug (IND) submission to the U.S. Food and Drug Administration (FDA) to conduct a pharmacokinetic study (PK trial) in the U.S.  Acasti intends to amend its application used for the PK trial to request authorization to also conduct a Phase III clinical trial to investigate the safety and efficacy profile of CaPre® under the guidelines and rules of the FDA.

Onemia®, Acasti’s commercialized product, has been marketed in the United States since 2011 as a “medical food”.  Onemia® is only administered under the supervision of a physician and is intended for the dietary management of omega-3 phospholipids deficiency related to abnormal lipid profiles and cardiometabolic disorders.

Pursuant to a license agreement entered into with Neptune in August 2008, Acasti has been granted a license to rights on Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical applications (the “License Agreement”). In December 2012, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license. The royalty free license allows Acasti to exploit the subject intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The products developed by Acasti require the approval from the FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

Operations

During the year ended February 28, 2014, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia®. The following is a summary of the period’s highlights.

management analysis of the financial situation and operating results

Clinical Trials Update

During the fiscal year ended February 29, 2012, Acasti initiated two Phase II clinical trials: (i) the “TRIFECTA trial”, a randomized, double-blind, placebo-controlled study primarily designed to assess the effect of CaPre® on fasting plasma triglycerides as compared to a placebo in patients with mild to severe hypertriglyceridemia, for which the first patients were enrolled in October 2011, and (ii) the “COLT trial”, a randomized open-label dose-ranging, multi-center trial designed to assess the safety and efficacy of CaPre® in the treatment of mild to severe hypertriglyceridemia, for which the first patients were enrolled in December 2011. During the three month period ended November 30, 2013, Acasti filed an IND submission with the FDA for a PK trial.  The PK trial is an open-label, randomized, multiple-dose, single-center, parallel-design study that will evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers.  Acasti’s clinical trials’ have continued and progressed during the year ended February 28, 2014.

COLT Trial
The final results of the COLT trial indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with both daily doses of 4.0g and 2.0g. Demographics and baseline characteristics of the patient population were balanced in terms of age, race and gender. A total of 288 patients were enrolled and randomized and 270 patients completed the study, which exceeded the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia. CaPre® was safe and well tolerated. The proportion of patients treated with CaPre® that experienced one or more adverse events in the COLT trial was similar to that of the standard of care group (30.0% versus 34.5%, respectively). A substantial majority of adverse events were mild (82.3%) and no severe treatment-related adverse effects have been reported.

The COLT trial met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4-week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to standard of care alone. Patients treated with 4.0g of CaPre® a day over 4 weeks reached a mean triglyceride decrease of 15.4% from baseline and a mean improvement of 18.0% over the standard of care. Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre® registering a mean triglyceride decrease of 21.6% from baseline and a statistically significant mean improvement of 14.4% over the standard of care. It is noteworthy that a mean triglyceride reduction of 7.1% was observed for the standard of care group at week 8, which may be explained by lipid lowering medication adjustments during the study, which was allowed to be administered in the standard of care group alone.

Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks showed a triglycerides reduction of 23.3%, corresponding to a statistically significant mean improvement of 16.2% over the 7.1% reduction achieved in the standard of care group. After an 8 week treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed a 22.0% triglycerides reduction, corresponding to a statistically significant mean improvement of 14.8% over the 7.1% reduction achieved in the standard of care group.  In addition, after 8 weeks of treatment, statistically significant mean improvements in non-High-density lipoprotein cholesterol (non-HDL-C) and glycated hemoglobin (HbA1c) and trends of improvement in total cholesterol and HDL-C in patients treated with 4.0g of CaPre® over the standard of care, as well as a statistically significant treatment effect on HDL-C for all combined doses care were observed. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients’ medical needs.

On May 1, 2014, Acasti announced that it will be presenting the results of the COLT trial at two scientific forums, the National Lipid Association Scientific Session in the USA from May 1 to 4, and the 82nd Congress of European Atherosclerosis Society in Spain from May 31 to June 3.

TRIFECTA Trial
On December 20, 2012, the TRIFECTA trial completed an interim analysis. The review committee made up of medical physicians assembled to evaluate the progress of the TRIFECTA trial reviewed the interim analysis relative to drug safety and efficacy and unanimously agreed that the study should continue as planned. All committee members agreed that there were no toxicity issues related to the intake of CaPre® and that the signals of a possible therapeutic effect, noted as reduction of triglycerides in the groups evaluated, were reassuring and sufficiently clinically significant to allow the further continuation of the TRIFECTA trial. The data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data revealed a possible therapeutic effect without any safety concerns, the committee decided that it was not necessary to unblind the data.

The number of targeted patients evaluable as per protocol has been reached.  Acasti is currently evaluating efficacy and safety of CaPre® for the treatment of patients with mild to severe hypertriglyceridemia, which is the primary objective of the study.  The secondary objectives of evaluating if statistically significant efficacy was reached in patient populations with mild to moderate and severe hypertriglyceridemia will also be assessed separately.  Based on patient information currently available, the Corporation does not expect the sample size to be large enough to conclude on the efficacy of CaPre on severe hypertriglyceridemia.  Based on literature, Acasti does not expect the FDA to request efficacy data on patients with severe hypertriglyceridemia before granting permission to conduct a phase III trial.  Acasti believes the trial will be completed before the end of the second quarter of calendar 2014 and results will be available at a future date yet to be determined.

management analysis of the financial situation and operating results

PK Trial
The PK trial, a first step in Acasti’s U.S. clinical strategy, is a study that will evaluate blood profiles and bioavailability of omega-3 phospholipids on healthy volunteers taking single and multiple daily oral doses of 1.0, 2.0 and 4.0g of CaPre®.  The PK trial total treatment duration will be over a 30-day period and will involve the enrollment of approximately 42 healthy subjects.  On January 9, 2014, Acasti has announced that the FDA has allowed the Corporation to conduct its PK trial, having found no objections with the proposed PK trial design, protocol or safety profile of CaPre®.  Acasti also announced that Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, has been hired to conduct the PK trial.

Concurrently, Acasti is in communication with FDA and has responded to its recommendations regarding its IND filing for its pivotal phase 3 clinical trial of CaPre® in the US.  The FDA has invited Acasti to formally request an end of phase II/pre phase III meeting to allow them to provide feedback on the submission and to address specific questions for which Acasti is seeking a buy-in and final response from the FDA. Acasti intends to do this as soon as TRIFECTA trial results are available.

Onemia®

During the year ended February 28, 2014, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia®. Physicians initiated and/or continued their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia® to provide short-term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega-3 phospholipids product credentials.

More Business Update

Also during the year ended February 28, 2014, Neptune and Acasti announced on or around September 26, 2013, the conclusion of a settlement with Rimfrost USA, LLC (Rimfrost); Olympic Seafood AS; Olympic Biotec Ltd.; Avoca, Inc.; and Bioriginal Food & Science Corp. (collectively the “Settling Olympic Respondents”) resolving the U.S. International Trade Commission’s (ITC) investigation related to infringement of Neptune’s composition of matter patents by the Settling Olympic Respondents. The investigation was instituted earlier this year in March 2013 by Neptune and Acasti in a complaint filed with the ITC. On December 17, 2013 Neptune and Acasti also announced the conclusion of a settlement with Aker BioMarine AS, Aker BioMarine Antarctic AS and Aker BioMarine Antarctic USA (collectively the “Settling Aker Respondents”) resolving the ITC investigation related to infringement of Neptune’s composition of matter patents by the Settling Aker Respondents.  On December 18, 2013, Neptune and Acasti announced that the Administrative Law Judge presiding over the pending ITC investigation involving Neptune and Acasti; and Enzymotec Ltd., and Enzymotec USA, Inc. (collectively the “Enzymotec Respondents”) granted the parties’ joint motions to stay the ITC proceedings for thirty days.  On or around April 27, 2014, Neptune, Acasti and Enzymotec announced the conclusion of a settlement with the Enzymotec Respondents resolving the ITC investigation related to infringement of Neptune’s composition of matter patents by the Settling Enzymotec Respondents.  As of April 27, 2014, all the respondents in the ITC investigation had settled with Neptune and Acasti, and the court will proceed shortly with the closing of the file.

On November 5, 2013, Acasti announced the appointment of Reed V. Tuckson, M.D. to its Board of Directors.

On November 26, 2013, Acasti commenced an underwritten public offering of units of Acasti. On December 3, 2013 Acasti announced the closing of the offering, which concluded in the issuance of 18,400,000 units of Acasti (Public Offering Units) at a price of US$1.25 per Unit for total gross proceeds of US$23,000, each Unit consisting of one Class A share (Common Share) and one Common Share purchase warrant (Warrant) of Acasti. Each Warrant will entitle the holder to purchase one Common Share (Warrant Share) at an exercise price of US$1.50 per Warrant Share, subject to adjustment, at any time until the fifth anniversary of the closing of the offering, December 3, 2018. Neptune acquired US$741 of Public Offering Units in the offering.  On February 7, 2014, Acasti announced the closing of a private a placement financing for total gross proceeds of $2,150 for 1,616,542 units of Acasti (Private Placement Units) at $1.33 per Private Placement Unit, each Private Placement Unit consisting of one Classe A Shares (Common shares) and one Common Share purchase warrant (Private Placement Warrant).  Each Private Placement Warrant entitle the holder to purchase one Common Share (Private Placement Warrant Common Share) at an exercise price of $1.60 per Private Placement Warrant Common Share, subject to adjustment, at any time until December 3, 2018.   Following the offering and private placement, Neptune owned 51,942,183 Common Shares of the Corporation, representing approximately 49.1% of the Common Shares issued and outstanding.  Acasti intends to allocate the proceeds from the offerings as follows: (i) approximately US$1,000 to complete its TRIFECTA trial; (ii) approximately US$2,000 to initiate and complete its PK trial; (iii) approximately US$8,000 to initiate and complete a phase III clinical trial to investigate the safety and efficacy profile of CaPre® in a patient population with very high triglycerides (>500 mg/dL); (iv) approximately US$5,000 to initiate and complete its proposed DART and CARCINO nonclinical studies; and (v) the balance for general corporate and other working capital purposes.

management analysis of the financial situation and operating results

On December 19, 2013, Acasti announced the appointment of Jerald J. Wenker as special advisor to its Board of Directors.  Mr. Wenker has also accepted the nomination for election to serve on the Corporation’s Board of Directors at the next Annual Meeting to be held in 2014, subject to shareholder approval.

Basis of presentation of the financial statements

The Corporation’s current assets as at February 28, 2014 include cash and short-term investments for an amount of $23,701, mainly generated by the net proceeds from the public and private offerings of common shares and warrants, completed on December 3, 2013 and February 7, 2014, respectively. The Corporation also has trade and other receivables of $919, receivable from a corporation under common control of $50, receivable from parent corporation of $47, tax credits receivable for an amount of $134, inventories of $261 and prepaid expenses of $703 as at February 28, 2014.  The Corporation’s liabilities at February 28, 2014 are comprised primarily of amounts due  creditors for $1,171 as well as derivative warrant liabilities of $11,181, which represents the fair value as of February 28, 2014, of the warrants issued to the Corporation’s public offering participants. The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.61 per warrant as at February 28, 2014. The fair value of the Warrants will be revaluated at each reporting date.  Changes in the fair value of the Warrants are recognized in finance costs. The Warrants forming part of the Units are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception.  To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, issuance of warrants, rights and options and research tax credits.  To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.  The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

management analysis of the financial situation and operating results

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)
	Three-month periods ended February 28,		Years ended
	2014	2013	February 28, 2014	February 28, 2013	February 29, 2012
	$	$	$	$	$
Revenue from sales	201	49	501	724	10
Adjusted EBITDA(1)	(977)	(1,373)	(5,584)	(4,397)	(4,524)
Net loss and comprehensive loss	(2,553)	(1,952)	(11,612)	(6,892)	(6,501)
Basic and diluted loss per share	(0.02)	(0.03)	(0.14)	(0.09)	(0.10)
Total assets	45,632	12,170	45,632	12,170	15,729
Working capital(2)	24,646	3,413	24,646	3,413	7,597
Total non-current financial liabilities	11,181	-	11,181	-	-
Total equity	33,280	9,724	33,280	9,724	14,469
Book value per Class A share(3)	0.31	0.13	0.31	0.13	0.20

(1)	The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements, a reconciliation to the Corporation’s net loss is presented below.
(2)
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

(3)
The book value per share is presented for information purposes only and is obtained by dividing the shareholders’ equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF THE ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (ADJUSTED EBITDA)

A reconciliation of Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Acasti obtains its Adjusted EBITDA measurement by adding to net loss, finance costs, depreciation and amortization and income taxes and by subtracting interest income. Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

management analysis of the financial situation and operating results

RECONCILIATION OF ADJUSTED EBITDA
 (In thousands of dollars, except per share data)

	Three-month periods ended February,		Years ended
	2014	2013	February 28, 2014	February 28, 2013	February 29, 2012
	$	$	$	$	$
Net loss	(2,553)	(1,952)	(11,612)	(6,892)	(6,501)
Add (deduct)
Finance costs	1,073	1	1,626	3	9
Interest Income	(7)	(12)	(32)	(47)	(43)
Depreciation and amortization	435	166	1,774	665	668
Stock-based compensation	838	453	3,442	1,917	1,321
Foreign exchange (gain) loss	(763)	(29)	(782)	(43)	22
Adjusted EBITDA	(977)	(1,373)	(5,584)	(4,397)	(4,524)

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal year ended February 28, 2014

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	501	6	266	28	201
Adjusted EBITDA(1)	(5,584)	(1,270)	(1,763)	(1,574)	(977)
Net loss	(11,612)	(1,965)	(3,238)	(3,856)	(2,553)
Basic and diluted loss per share	(0.14)	(0.03)	(0.04)	(0.05)	(0.02)

Fiscal year ended February 28, 2013

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	724	14	237	424	49
Adjusted EBITDA(1)	(4,397)	(923)	(1,053)	(1,048)	(1,373)
Net loss	(6,892)	(1,576)	(1,752)	(1,611)	(1,953)
Basic and diluted loss per share	(0.09)	(0.02)	(0.02)	(0.02)	(0.03)

(1)	The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements, a reconciliation to the Corporation’s net loss is presented above.

management analysis of the financial situation and operating results

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE-MONTH PERIODS AND YEARS ENDED FEBRUARY 28, 2014 AND 2013

Revenues
The Corporation generated revenues from sales of $201 from the commercialization of Onemia®, its medical food product, during the three-month period ended February 28, 2014.  The Corporation generated revenue from sales of $49 during the corresponding period in 2013.

The Corporation generated revenues from sales of $501 from the commercialization of Onemia®, its medical food product, during the year ended February 28, 2014, a decrease of $223 form the revenues of $724 generated during corresponding period of 2013. The revenues were generated from a distribution agreement the Corporation entered into with a US distributor specialized in medical food, as well as from sales made directly to customers in the United States. Acasti relies on a limited number of distributors / clients, therefore, revenues from sales may vary significantly period to period.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue.  Cost of sales consists primarily of costs incurred to manufacture products.  It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The gross profit for the three-month period ended February 28, 2014 amounted to $77 or 38%, slightly below the Corporation’s target range for its gross profit margin, being 40 to 60%.    The Corporation realized a gross profit of $12 or 24% during the three-month period ended February 28, 2013.

The gross profit for the year ended February 28, 2014 amounted to $209 or 42%, which is in the Corporation’s target range for its gross profit margin.  The Corporation realized a gross profit of $318 or 44% during the year ended February 28, 2013.

The gross margin for the year ended February 28, 2014 was in lower range of the Corporation’s target range for its profit margin because of the increased cost of raw material the Corporation incurred following Neptune’s interruption of production.

Breakdown of Major Components of the Statement of Earnings and Comprehensive Loss for the Three-month periods and years ended February 28, 2014 and 2013

General and administrative expenses	Three-month periods ended February 28,		Years ended February 28,
	2014	2013	2014	2013
	$	$	$	$
Salaries and benefits	323	158	990	912
Stock-based compensation	641	327	2,841	1,462

Professional fees	98	231	492	527
Royalties	-	173	228	450
Amortization and depreciation	435	166	1,774	665
Sales and marketing	2	11	16	131
Investor relations	54	4	188	31
Rent	25	9	100	54
Other	36	8	83	57
TOTAL	1,614	1,087	6,712	4,289

management analysis of the financial situation and operating results

Research and development expenses	Three-month periods ended February 28,		Years ended February 28,
	2014	2013	2014	2013
	$	$	$	$
Salaries and benefits	54	163	457	684
Stock-based compensation	197	126	601	455
Contracts	503	816	3,081	2,030
Regulatory expenses	32	1	141	68
Professional fees	35	6	214	67
Other	11	18	73	75
Tax credits	(118)	(212)	(270)	(370)
TOTAL	714	918	4,297	3,009

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA increased by $396 for the three-month period ended February 28, 2014 to $(977) compared to $(1,373) for the three-month period ended February 28, 2013, mainly due to the decrease in general and administrative and research and development expenses before consideration of stock-based compensation and amortization and depreciation as well as to an increase in gross profit. The decrease in general and administrative expenses is mainly attributable to  decreases in professional fees and royalties, offset by an increase in salaries and benefit. The decrease in research and development expenses is mainly attributable to decreases in salaries and benefits and contract expenses related to the Corporation’s clinical trials and regulatory expenses.

Adjusted EBITDA decreased by $1,187 for the year ended February 28, 2014 to $(5,584) compared to $(4,397) for the year ended February 28, 2013, mainly due to the increase in research and development expenses, before consideration of stock-based compensation and amortization and depreciation, and decrease in gross profit.  The increase in research and development expenses is mainly attributable to increases in contract expenses related to the Corporation’s clinical trials.

Net Loss
The Corporation realized a net loss for the three-month period ended February 28, 2014 of $2,553 or $0.02 per share compared to a net loss of $1,952 or $0.03 per share for the three-month period ended February 28, 2013. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by increases in amortization and depreciation, following the increase in the Corporation’s license asset as a result of the prepayment agreement with Neptune, stock-based compensation expenses, related to the grant of stock options and restricted share units, and finance costs related to the Corporation’s financing closed on December 3, 2013 and the increase in value of the derivative warrant liabilities, principally offset by the foreign exchange gain over the period.

The Corporation realized a net loss for the year ended February 28, 2014 of $11,612 or $0.14 per share compared to a net loss of $6,892 or $0.09 per share for the year ended February 28, 2013. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by increases in amortization and depreciation, following the increase in the Corporation’s license asset as a result of the prepayment agreement with Neptune, stock based compensation expenses, related to the grant of stock options and restricted share units, and finance costs related to the Corporation’s financing closed on December 3, 2013 and the increase in value of the derivative warrant liabilities, principally offset by the foreign exchange gain over the period.

management analysis of the financial situation and operating results

Share Capital Structure

The authorized share capital consists of an unlimited number of Class A, Class B, Class C, Class D and Class E shares, without par value. Issued and outstanding fully paid shares, stock options, restricted shares units and warrants, were as follows:

	February 28, 2014	February 28, 2013
Class A shares, voting, participating and without par value	105,862,179	73,107,538
Stock options granted and outstanding	4,911,000	5,216,250
Restricted Shares Units granted and outstanding	775,001	-
Series 4 warrants exercisable at $0.25 until October 8, 2013	-	5,432,350
Series 6 & 7 warrants exercisable at $1.50 until February 10, 2015	750,000	750,000
Seires 8 warrants exercisable at $1.50 USD, until December 3, 2018	18,400,000	-
Series 9 warrants exercisable at $1.60, until December 3, 2018	1,616,542	-
Total fully diluted shares	132,314,722	84,506,138

Cash Flows and Financial Condition between the Three-month periods and years ended February 28, 2014 and 2013

Operating Activities
During the three-month periods ended February 28, 2014 and 2013, the Corporation’s operating activities generated a decrease in liquidity of $4,616 and an increase of $60, respectively, consisting of the net loss incurred for the quarter adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the three-month period ended February 28, 2014 amounted to an decrease of $3,654 and is mainly due to increases in trade and other receivables ($447), in prepaid expenses ($377), as well as to decreases in trade and other payables ($428), in payable to parent corporation ($2,490) in royalties payable to parent corporation ($337), principally offset by decreases in tax credit receivable ($352) and  inventories ($119).  The net changes in non-cash operating working capital items for the three-month period ended February 28, 2013, amounted to an increase of $1,427 and is mainly due to decreases in trade and other receivables ($670) and tax credits receivable ($310) as well as increases in payable to parent corporation ($378) and royalties payable to parent corporation ($198), principally offset by a decrease in trade and other payables ($189).

During the years ended February 28, 2014 and 2013, the Corporation’s operating activities generated decreases in liquidity of $6,697 and $2,549, respectively, consisting of the net loss incurred for the year adjusted for non-cash items, such as depreciation of equipment, amortization of intangible asset, stock-based compensation, finance expenses and foreign exchange, as well as for the net changes in non-cash operating working capital items for the period. The net changes in non-cash operating working capital items for the year ended February 28, 2014 amounted to a decrease of $1,127 and is mainly due to increases in trade and other receivables ($469) and prepaid expenses ($687) as well as to decreases in payable to parent corporation ($417) and royalties payable to parent corporation ($134), principally offset by a decrease in tax credits receivables ($201) and an increase in trade and other payables.  The net changes in non-cash operating working capital items for the year ended February 28, 2013, amounted to an increase of $1,836 and is mainly due to decreases in tax credit receivable ($255) and inventories ($377) as well as decreases in payable to parent corporation ($996) and royalties payable to parent corporation ($480), principally offset by an increase in trade and other payables ($289).

Investing Activities
During the three-month periods ended February 28, 2014 and 2013, the Corporation’s investing activities generated an decrease in liquidities of $22,202 and an increase in liquidities of $168, respectively. The decrease in liquidity generated by investing activities during the three-month period ended February 28, 2014 is mainly due to the acquisition of short-term investments of $22,396, principally offset by the maturity of short-term investments of $250.  The increase in liquidity generated by investing activities during the three-month period ended February 28, 2013 is mainly due to the maturity of short-term investment of $250, offset by the acquisition of intangible assets of $83.

management analysis of the financial situation and operating results

During the years ended February 28, 2014 and 2013, the Corporation’s investing activities generated a decrease in liquidities of $19,446 and an increase in liquidities of $1,899, respectively. The decrease in liquidity generated by investing activities during the year ended February 28, 2014 is mainly due to the acquisition of short-term investments of $25,396, principally offset by the maturity of short-term investments of $6,000.  The increase in liquidity generated by investing activities during the year ended February 28, 2013 is mainly due to the maturity of short-term investment of $2,000, offset by the acquisition of intangible assets of $103.

Financing Activities
During the three-month periods ended February 28, 2014 and 2013, the Corporation’s financing activities generated increases in liquidities of $24,023 and $185, respectively. The increase in liquidities generated from financing activity during the three-month periods ended February 28, 2014 resulted mainly from the net proceeds from a public offering of $21,953 and net proceeds from a private placement of $2,068. The increase in liquidities generated from financing activity during the three-month periods ended February 28, 2013 resulted mainly from proceeds from exercise of warrants and options of $185.

During the years ended February 28, 2014 and 2013, the Corporation’s financing activities generated increases in liquidities of $24,963 and $227, respectively. The increase in liquidities generated from financing activity during the year ended February 28, 2014 resulted mainly from the net proceeds from a public offering of $21,953, net proceeds from a private placement of $2,068 and proceeds from exercise of warrants and options of $972. The increase in liquidities generated from financing activity during the years ended February 28, 2013 resulted mainly from proceeds from exercise of warrants and options of $229.

Overall, as a result, the Corporation’s cash decreased by $521 and decreased by $393, respectively, for the years ended February 28, 2014 and 2013. Total liquidities as at February 28, 2014, comprised of cash and short-term investments, amounted to $23,701. See basis of presentation for additional discussion of the Corporation’s financial condition.

To date, the Corporation has financed its operations primarily through public offering and private placement of common shares, proceeds from the exercise of rights, options and warrants, as well as research tax credits. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market and sell and distribute products.  As a result of proceeds received from the public offering of 18,400,000 Public Offering Units of Acasti, the Corporation has sufficient capital to operate over the next twelve months and beyond, and therefore, the going concern material uncertainty has been removed as the Corporation expects to be in a position to realize its assets and discharge its liabilities in the normal course of business.

management analysis of the financial situation and operating results

Financial Position
The following table details the significant changes to the statements of financial position as at February 28, 2014 compared to February 28, 2013:

Accounts	Increase (Decrease)	Comments
Cash	(521)	See cash flow statement
Short-term investments	19,446	Acquisition of short-term investments with proceeds from public offering
Trade and other receivables	469	Slow receivables payment
Tax credits receivable	(201)	Tax credit reimbursement received
Prepaid expenses	687	Increases in advance payments
Intangible assets	13,485	Acquisition of royalty free license
Trade and other payables	464	Increase in amount owed related to research contracts and finance costs
Payable to parent corporation	(1,211)	Reimbursement of amounts owed to parent corporation
Royalties payable to parent corporation	(529)	Adjustment for royalty prepayment and payment of royalties owed
Derivative warrant liabilities	(11,181)	Warrants issued in public offering

License Agreement
The Corporation was initially committed under the License Agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property a royalty equal to the sum of (a) in relation to sales of products in the licensed field, if any, the greater of: (i) 7.5% of net sales, and (ii) 15% of Acasti’s gross margin; and (b) 20% of revenues from sub-licenses granted by Acasti to third parties, if any. The license will expire on the date of expiration of the last-to-expire of the licensed patent claims and/or continuation in part and/or divisional of the licensed patent claims. After the last-to expire of the licensed patents on licensed intellectual property, which is currently expected to occur in 2022, the license will automatically renew for an additional period of 15 years, during which period royalties were to be equal to half of those calculated according to the above formula. In addition, the License Agreement provided for minimum royalty payments notwithstanding the above of: year 1 ‐ nil; year 2 ‐ $50; year 3 ‐ $200; year 4 ‐ $225 (initially $300, but reduced to $225 following Acasti’s abandonment of its rights to develop products for the over-the-counter market pursuant to the license); year 5 ‐ $700; and year 6 and thereafter - $750. Minimum royalties are based on contract years based on the effective date of the License Agreement, August 7, 2008.

On December 4, 2012, the Corporation announced that it entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license. The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the License Agreement, and adjusted to reflect the royalties of $395 accrued from December 4, 2012 to July 12, 2013, amounts to approximately $15,130.  The prepayment and accrued royalties have been paid through the issuance of 6,750,000 Class A shares of Acasti, issued at a price of $2.30 per share, totalling $15,525, on July 12, 2013, upon the exercise of a warrant delivered to Neptune at the signature of the prepayment agreement and following the Corporation’s disinterested shareholders and TSX Venture Exchange approvals. The Corporation no longer has royalty payment commitment under the License Agreement.

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

The Corporation has no off-balance sheet arrangements. As of February 28, 2014, the Corporation’s liabilities are $12,352, of which $1,171 is due within twelve months and $11,181 relates to a derivative warrant liability that will be settled in shares and thus is excluded from the table below.

management analysis of the financial situation and operating results

A summary of Acasti’s contractual obligations at February 28, 2014 is as follows:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	Greater than 5 years
	$	$	$	$	$
Payables	1,171	1,171	-	-	-
Research and development contracts	1,351	1,351	-	-	-
Total	2,522	2,522	-	-	-

Significant commitments as of February 28, 2014 include:

Research and development agreements
In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $5,171, of which an amount of $3,559 has been paid to date.  As at February 28, 2014, an amount of $261 is included in ‘‘Trade and other payables’’ in relation to these projects.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation in the amount of $1,812 during the year ended February 28, 2014 ($1,038 for administrative costs, $546 for research and development costs and 228 for royalties) and $2,072 during the year ended February 28, 2013 ($943 for administrative costs, $678 for research and development costs and $450 for royalties). These transactions are in the normal course of operations. Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Payables to parent corporation had no specified maturity date for payment or reimbursement and did not bear interest.

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation.  See note 5 to the financial statements for disclosures of key management personnel compensation.

On December 4, 2012, the Corporation entered into a prepayment agreement with Neptune as detailed under “Financial Position”.

Subsequent events

On April 28, 2014, Acasti announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Acasti.  Discussions are ongoing at the Board of Directors of the Corporation related to the settlement of his employment contract.  As of the date of this MD&A no agreement has been reached and an estimate of its financial effect cannot be made.

management analysis of the financial situation and operating results

Use of estimates and measurement of uncertainty

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.  Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the identification of triggering events indicating that intangible assets might be impaired and the use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include allocation of shared costs amongst the Neptune group companies (See Related Party Transactions section above) and the measurement derivative warrant liabilities (note 11 to the financial statements) and of stock-based compensation (note 14 to the financial statements).  Also, the management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Critical Accounting Policies

Impairment of non-financial assets
The carrying value of the Corporation’s license asset is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.  The identification of impairment indicators and the estimation of recoverable amounts require the use of judgment.

Derivative warrant liabilities
The warrants forming part of the Units issued from the current year’s public offering are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.  The derivative warrant liabilities are required to be measure at fair value at each reporting date with changes in fair value recognized in earnings.  The Corporation’s uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with the estimated life of the instrument, it is estimated using historical volatility of comparable corporations. Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 14 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model.  The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument.  Expected volatility is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of the option, it is estimated using historical volatility of comparable corporations. The expected life of the instrument is estimated based on historical experience and general holder behavior.  Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the company obtains the goods or the counterparty renders the service.

management analysis of the financial situation and operating results

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation with the offset to contributed surplus reflecting Neptune’s contribution to the Corporation.

Tax credits
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

Recently Adopted Accounting Policies

On March 1, 2013, the Corporation adopted the following new accounting standard issued by the IASB: IFRS 13, Fair Value Measurement, replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance.  It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price.  The application of the IFRS 13 did not have a material impact on the financial statements.

Future Accounting change

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended February 28, 2014, and have not been applied in preparing these financial statements. IFRS 9, Financial Instruments, was issued in November 2009.  It addresses classification and measurement of financial assets and financial liabilities.  In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013).  The new standard removes the January 1, 2015 prior effective date of IFRS 9.  The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized.  The mandatory effective date is not yet determined, however, early adoption of the new standard is still permitted.  In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018.  The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

Changes in Internal Control over Financial Reporting

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, we have filed certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting.

Disclosure controls and procedures

The CEO and the CFO have designed disclosure controls and procedures, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to the Corporation has been made known to them; and
•	information required to be disclosed in the Corporation’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that the disclosure controls and procedures are effective as of February 28, 2014.

management analysis of the financial situation and operating results

Internal controls over financial reporting

The CEO and the CFO have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting. Based on this evaluation, the CEO and the CFO concluded that the internal controls over financial reporting are effective as of February 28, 2014, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (1992 Framework).

Changes in internal controls over financial reporting

No changes were made to our internal controls over financial reporting that occurred during the quarter and fiscal year ended February 28, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Financial Instruments

Credit Risk

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables.  The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing only with highly-rated Canadian institutions.  The carrying amount of financial assets, as disclosed in the statements of financial position, represents the Corporation’s credit exposure at the reporting date.  The Corporation’s trade receivables and credit exposure fluctuate throughout the year.  The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting year.

The Corporation’s credit risk for trade receivables is concentrated, as the majority of its sales are to one customer. As at February 28, 2014, the Corporation has eight trade debtors (seven in 2013). Most sales' payment terms are set in accordance with industry practice. One customer represents 100% (one customer represented 97% as at February 28, 2013) of total trade accounts included in trade and other receivables as at February 28, 2014.

Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant.

management analysis of the financial situation and operating results

While the Corporation’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation’s low credit loss experience will continue.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to earnings unless the loss has been provided for in prior years, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectability of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances and the allowance for doubtful accounts as at February 28, 2014 and 2013 were as follows:

	2014	2013

Current	$196	$-
Past due 0-30 days	-	-
Past due 31-120 days	24	175
Past due 121-180 days	178	3
Trade receivables	398	178

Less allowance for doubtful accounts	(3)	(3)
	$395	$175

The allowance for doubtful accounts is for customer accounts over 121 days past due.  There was no movement in allowance for doubtful accounts in respect of trade receivables during the year ended February 28, 2014.

Currency risk

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar.  Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

All of the Corporation’s revenues are in US dollars. A portion of the expenses, mainly related to research contracts, is made in US dollars. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

management analysis of the financial situation and operating results

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

	February 28, 2014	February 28, 2013
	US$	US$

Cash	361	685
Short-term investments	15,505	–
Trade and other receivables	398	178
Trade and other payables	(260)	(82)
	16,004	781

The following exchange rates are those applicable to the following periods and dates:

		February 28,		February 28,
		2014		2013
	Average	Reporting	Average	Reporting

US$ per CAD	1.0466	1.1074	1.0098	1.0314

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have increased the net profit as follows, assuming that all other variables remained constant:

	February 28,	February 28,
	2014	2013
	US$	US$

Increase in net profit	806	39

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

management analysis of the financial situation and operating results

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at February 28, 2014 and 2013 is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate

The capacity of the Corporation to reinvest the short-term amounts with equivalent return will be impacted by variations in short-term fixed interest rates available on the market.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Corporation's operating budgets, and reviews the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities as at February 28, 2014 and 2013:

					February 28, 2014
Required payments per year	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years

Trade and other payables	$1,171	$1,171	$1,171	$–	$–

The Derivative warrant liabilities are excluded from the above table as they will be settled in shares and not by the use of liquidities.

					February 28, 2013
Required payments per year	Total	Carrying amount	Less than 1 year	1 to 5 years	More than 5 years

Trade and other payables	$707	$707	$707	$–	$–
Payable to parent corporation	1,210	1,210	1,210	–	–
Royalties payable to parent corporation	529	529	529	–	–
	$2,446	$2,446	$2,446	$–	$–

management analysis of the financial situation and operating results

Risk Factors

Investing in securities of the Corporation involves a high degree of risk. The information contained in the financial statements for the years ended February 28, 2014 and 2013 and this MD&A should be read in conjunction with all of the Corporation and Neptune’s public filings with securities regulatory authorities. In particular, prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our short form based prospectus and its supplements, as well as in our latest annual information form, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

Product Liability

The parent corporation Neptune has secured a $5,000 product liability insurance policy, which also covers its subsidiaries, renewable on an annual basis, to cover civil liability relating to its products. Neptune also maintains a quality-assurance process that is “Quality Management Program” certified by the Canadian Food Inspection Agency and has obtained GMP accreditation from Health Canada.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources is available from the SEDAR Website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at May 21, 2014, the total number of Class A shares of the Corporation issued and outstanding was 105,862,179. The Corporation also has 4,911,000 stock options, 775,001 restricted shares units, 20,766,542 Series 6, 7, 8 & 9 warrants outstanding.

/s/ André Godin	/s/ Xavier Harland

André Godin	Xavier Harland
Acting as a person who performs similar	Chief Financial Officer
functions as Chief Executive Officer of Acasti Pharma Inc.